Exhibit 99.02

LOUISVILLE GAS AND ELECTRIC COMPANY
AND
KENTUCKY UTILITIES COMPANY
DIRECTOR AND OFFICER INFORMATION

The outstanding stock of Louisville Gas and Electric Company (“LG&E”) is divided into three classes: Common Stock, Preferred Stock (without par value), and Preferred Stock, par value $25 per share. At the close of business on February 27, 2004, the following shares of four series of such classes were outstanding:

Common Stock, without par value	21,294,223 shares
Preferred Stock, par value $25 per share, 5% Series	860,287 shares
Preferred Stock, without par value, $5.875 Series	237,500 shares
Auction Series A (stated value $100 per share)	500,000 shares

The outstanding stock of Kentucky Utilities Company (“KU”) is divided into three classes: Common Stock, without par value, Preferred Stock, without par value, and Preference Stock, without par value. As of the close of business on February 27, 2004, the following shares of three series of such classes were outstanding:

Common Stock, without par value	37,817,878 shares
Preferred Stock, without par value (stated value $200 per share)
4.75% Series	200,000 shares
6.53% Series	200,000 shares

All of the outstanding LG&E Common Stock and KU Common Stock is owned by LG&E Energy LLC (“LG&E Energy”). Based on information contained in a Schedule 13G originally filed with the Securities and Exchange Commission in October 1998, AMVESCAP PLC, a parent holding company, reported certain holdings in excess of five percent of LG&E’s Preferred Stock. AMVESCAP PLC, with offices at 1315 Peachtree Street, N.W., Atlanta, Georgia 30309, and certain of its subsidiaries reported sole voting and dispositive power as to no shares and shared voting and dispositive power as to 43,000 shares of LG&E Preferred Stock, without par value, $5.875 Series, representing 17.2% of that class of Preferred Stock. The reporting companies indicated that they hold the shares on behalf of other persons who have the right to receive or the power to direct the receipt of dividends or the proceeds of sales of the shares. No other persons or groups are known by management to be beneficial owners of more than five percent of LG&E’s Preferred Stock.

As of February 27, 2004, all directors, nominees for director and executive officers of LG&E and KU as a group beneficially owned no shares of LG&E Preferred Stock or KU Preferred Stock and less than 1% of E.ON AG shares.

On December 11, 2000, then Powergen plc, a public limited company with registered offices in England and Wales (“Powergen”) completed its acquisition of LG&E Energy, the parent corporation of LG&E and KU for cash of approximately $3.2 billion, or $24.85 per share of LG&E Energy common stock. In connection with such transaction, certain officers and directors of Powergen were appointed to fill vacancies in the Board of Directors of LG&E and KU occurring by resignation of prior directors.  In January 2003, Powergen was reregistered as Powergen Limited.

On July 1, 2002, E.ON AG, a German corporation (“E.ON”), completed the acquisition of Powergen for cash of approximately 8.1 billion euros or 7.65 British pounds per Powergen ordinary share (equal to 30.60 British pounds per Powergen American Depository Share.) In connection with such transaction, certain officers or directors of E.ON and Powergen were appointed to fill vacancies in the Board of Directors of LG&E and KU occurring by resignation of prior directors.

On December 30, 2003, LG&E Energy LLC became the successor, by assignment and subsequent merger, to the assets and liabilities of LG&E Energy Corp.

INFORMATION ABOUT DIRECTORS

The number of members of the Board of Directors of LG&E and KU is currently fixed at three, pursuant to the Companies’ bylaws and resolutions adopted by the Boards of Directors. Generally, directors are elected at each year’s Annual Meeting to serve for one-year terms and to continue in office until their successors are elected and qualified.

Effective July 1, 2002, in connection with the completion of the E.ON-Powergen acquisition, Sir Frederick Crawford, Dr. David K-P Li and Messrs. Nicholas P. Baldwin, Sydney Gillibrand and David J. Jackson resigned as directors of LG&E and KU. Messrs. Victor A. Staffieri and Edmund A. Wallis continued as directors and Mr. Michael Söhlke was appointed to fill a vacancy. Effective June 18, 2003, Edmund A. Wallis tendered his resignation, resulting in Boards of two persons.  On November 3, 2003, Dr. Hans Michael Gaul was appointed to fill this vacancy and Messrs. John R. McCall and S. Bradford Rives were also appointed directors.  At this time, the Boards also adopted or ratified actions, including an amendment to the LG&E bylaws to reduce the quorum requirement to one-third the number of directors to permit more efficient administration of that board.  Following this action, Messrs. McCall and Rives tendered their resignations.  At their 2003 Annual Meetings held on December 16, 2003, LG&E’s and KU’s shareholders each approved amendments previously recommended by the Boards which reduce the required number of directors from nine to three and eliminated staggered terms for directors.

Effective January 31, 2004, Dr. Gaul and Mr. Söhlke resigned from the Boards of LG&E and KU and Messrs. McCall and Rives were appointed to fill the vacancies created thereby.

The following contains certain information as of February 27, 2004 concerning the directors of LG&E and KU:

Directors with Terms Expiring at the 2005 Annual Meeting of Shareholders

Victor A. Staffieri (Age 48):       Mr. Staffieri is Chairman, President and Chief Executive Officer of LG&E Energy, LG&E and KU, serving from April 2001 to the present. He served as President and Chief Operating Officer of LG&E Energy, LG&E and KU from February 1999 to April 2001; Chief Financial Officer of LG&E Energy and LG&E, May 1997 to February 2000; Chief Financial Officer of KU, May 1998 to February 2000. President, Distribution Services Division of LG&E Energy, December 1995 to May 1997; Senior Vice President, General Counsel and Public Policy of LG&E Energy and LG&E from November 1992 to December 1993. Mr. Staffieri has been a director of LG&E Energy, LG&E and KU since April 2001 and of Powergen from April 2001 until January 2004.

John R. McCall  (Age 60):          Mr. McCall is Executive Vice President, General Counsel and Secretary of LG&E Energy and Executive Vice President, General Counsel and Corporate Secretary of LG&E and KU.  Mr. McCall has held these positions at LG&E Energy (or its predecessor) and LG&E since July 1994 and at KU since May 1998.  Mr. McCall has been a director of LG&E and KU since January 2004.

S. Bradford Rives (Age 45):              Mr. Rives is Chief Financial Officer of LG&E Energy, LG&E and KU, serving from September 2003 until the present.  He served as Senior Vice President - Finance and Controller of LG&E Energy, LG&E and KU from December 2000 until September 2003; Senior Vice President - Finance and Business Development of LG&E Energy and LG&E from February 1999 to December 2000; and Vice President - Finance and Controller of LG&E Energy and LG&E from March 1996 to February 1999.  Mr. Rives has been a director of LG&E and KU since January 2004.

INFORMATION CONCERNING THE BOARD OF DIRECTORS

The Boards of Directors of LG&E and KU contain the same members.  Each member is also a director of LG&E Energy, as described above.

During 2003, there were a total of 18 meetings or consents of the LG&E and KU Boards. All directors attended 75% or more of the total number of meetings or consents of the Board of Directors and committees of the Board on which they served.

Compensation of Directors

Directors who are also officers of E.ON, Powergen, LG&E Energy or its subsidiaries receive no compensation in their capacities as directors of LG&E and KU.

Committees

There are currently no committees of the Boards of Directors of the Companies.  Due to the small Board size of three members, the Board as a whole performs the functions related to audit or nominating committees.

In July 2002, upon completion of the E.ON-Powergen acquisition, the structures of the LG&E and KU Boards were changed to recognize practical and administrative efficiencies. The LG&E and KU Boards and LG&E Energy Board, respectively, adopted resolutions providing that (i) the functions of the former Audit Committee would be performed by the LG&E and KU Boards as a whole and (ii) certain functions of the former Remuneration Committee under certain LG&E Energy executive compensation plans would be performed by the Senior Vice President - Corporate Executive Human Resources of E.ON AG, currently Dr. Stefan Vogg.

Audit and Auditor Matters

During 2003, the Boards maintained direct and indirect contact with the independent auditors and LG&E’s and KU’s internal Audit Services to review the following matters pertaining to LG&E and KU:  the adequacy of accounting and financial reporting procedures; the adequacy and effectiveness of internal accounting controls; the scope and results of the annual audit and any other matters relative to the audit of the Companies’ accounts and financial affairs that the Board, Audit Services or the independent auditors deemed necessary.  A report of the Board acting as Audit Committee is included in the “Report of 2003 Audit Committee” section of this document.  A copy of the charter applicable to the Board acting as Audit Committee is included as Appendix A of this document.

The Board is responsible for approving all audit and permissible non-audit services to be provided by the independent auditors in accordance with LG&E’s and KU’s Pre-Approval Policy.  Under the policy, the Board annually reviews and pre-approves the services that may be provided by the independent auditor without obtaining specific pre-approval from the Board.  These include audit services, audit-related services, tax services and some permissible non-audit services, up to designated fee or budget levels.  New services or services exceeding these levels will require separate pre-approval by the Board.  Under the policy, the Board may delegate pre-approval authority to one or more of its members, subject to reporting of any decisions by such member to the Board, or may rely upon certain annual or other pre-approvals by the E.ON AG Audit Committee under its policy, subject to certain reporting to the Board.

Nominations

Nominations for the election of directors may be made by the Boards, a committee thereof or by shareholders entitled to vote in the election of directors generally.  Shareholder nominations must provide timely written notice in writing to the Companies’ Secretary in accordance with the procedures set forth in the section “Shareholder Proposals” of this document.  The Boards’ chairman may void the nomination of any candidate for election which was not made in compliance with applicable procedures.

REPORT REGARDING REMUNERATION

Following the July 1, 2002 completion of E.ON’s acquisition of Powergen, the Remuneration Committee of the Boards of Directors of LG&E and KU was terminated.  As stated above, the LG&E Energy, LG&E and KU Boards adopted resolutions providing that certain functions of the former Remuneration Committee under certain executive compensation plans would be performed by the Senior Vice President - Corporate Executive Human Resources of E.ON, currently Dr. Stefan Vogg.  This report describes the compensation policies applicable to the Companies’ executive officers for the last completed fiscal year.

Prior to 2003, Dr. Vogg, in consultation with certain officers of E.ON AG, Powergen, LG&E Energy, LG&E and KU, including members of the Companies’ Boards of Directors (collectively, the “Compensation Group”), arrived at decisions regarding the compensation of LG&E’s and KU’s executive officers, including the setting of base pay levels for 2003, and the administration and determination of awards under the E.ON Group Stock Option Program (the “E.ON SAR Plan”) and the LG&E Energy Corp. Performance Unit Plan (the “Long-Term Plan”) and of payments under the Short-Term Incentive Plan (the “Short-Term Plan”) as applicable to LG&E and KU.

The Companies’ executive compensation program and the target awards and opportunities for executives are designed to be competitive with the compensation and pay programs of comparable companies, including utilities, utility holding companies and companies in general industry, where appropriate. The executive compensation program has been developed and implemented over time through consultation with, and upon the recommendations of, recognized executive compensation consultants. The Compensation Group and the Board of Directors have continued access to such consultants as desired, and are provided with independent compensation data for their review.

Set forth below is a report addressing LG&E’s and KU’s compensation policies during 2003 for their officers, including the executive officers named in the following tables. In many cases, the executive officers also serve in similar capacities for affiliates of LG&E and KU, including LG&E Energy. For each of the executive officers of LG&E and KU, the policies and amounts discussed below are for all services to LG&E, KU and their affiliates, during the relevant period.

Compensation Philosophy

During 2003, LG&E’s and KU’s executive compensation program had three major components: (1) base salary; (2) short-term or annual incentives; and (3) long-term incentives. The Companies developed their executive compensation program to focus on both short-term and long-term business objectives that are designed to enhance overall shareholder value. The short-term and long-term incentives were premised on the belief that the interests of executives should be closely aligned with those of the Companies’ shareholders. Based on this philosophy, these two portions of each executive’s total compensation package were linked to the accomplishment of specific results that were designed to benefit the Companies’ shareholders in both the short-term and long-term.

The executive compensation program also recognized that the Companies’ compensation practices must be competitive not only with utilities and utility holding companies, but also with companies in general industry to ensure that a stable and successful management team can be recruited and retained.

Pursuant to this competitive market positioning philosophy, in establishing compensation levels for all executive positions for 2003, the Compensation Group reviewed competitive compensation information for United States general industry companies with revenue of approximately $3 billion (the “Survey Group”) and established targeted total direct compensation (base salary plus short-term incentives and long-term incentives) for each executive for 2003 to generally approach the 50th percentile of the competitive range from the Survey Group.  Salaries, short-term incentives and long-term incentives for 2003 are described below.

The 2003 compensation information set forth in other sections of this document, particularly with respect to the tabular information presented, reflects the considerations set forth in this report. The Base Salary, Short-Term Incentives, and Long-Term Incentives sections that follow address the compensation philosophy for 2003 for all executive officers except those serving as Chief Executive Officer. (See “Chief Executive Officer Compensation”).

Base Salary

The base salaries for LG&E and KU executive officers for 2003 were designed to be competitive with the Survey Group at approximately the 50th percentile of the base salary range for executives in similar positions with companies in the Survey Group. Actual base salaries were determined based on a combination of market position, individual performance and experience.

Short-Term Incentives

The Short-Term Plan provided for Company Performance Awards and Individual Performance Awards, each of which is expressed as a percentage of base salary and each of which is determined independent of the other. The Compensation Group established the performance goals for the Company Performance Awards and Individual Performance Awards at the beginning of the 2003 performance year. Payment of Company Performance Awards for executive officers was based on varying performance measures tied to each officer’s responsible areas. These measures and goals included, among others, LG&E Energy internal operating profit targets and LG&E/KU internal operating profit targets.  The Compensation Group retains discretion to adjust the measures and goals as deemed appropriate. Payment of Individual Performance Awards was based 100% on management effectiveness. As stated, the awards varied within the executive officer group based upon the nature of each individual’s functional responsibilities.

For 2003, the Company Performance Award targets for named executive officers ranged from 29% to 42% of base salary, and the Individual Performance Award targets ranged from 20% to 28% of base salary. Both awards were established to be competitive with the 50th percentile of such awards granted to comparable executives employed by companies in the Survey Group. The individual officers were eligible to receive from 0% to 175% of their targeted Company Performance Award amounts, dependent upon Company performance as measured by the relevant performance goals, and were eligible to receive from 0% to 175% of their targeted Individual Performance Award amounts dependent upon individual performance as measured by management effectiveness.

Using the relevant E.ON, Powergen, LG&E Energy, LG&E/KU and other subsidiaries’ performance against goals in 2003 and making adjustments for certain foreign currency rate effects, the Compensation Group determined relative annual performance against targets for Company Performance Awards. Based upon this determination, Company Performance Awards for 2003 to the named executive officers were paid ranging from 119% to 159% of target and 36% to 67% of base salary. Based on determinations of management effectiveness, payouts for Individual Performance Awards to the named executive officers ranged from 150% to 165% of target and 30% to 48% of base salary.

Long-Term Incentives

The Compensation Group determines the competitive long-term grants under the Long-Term Plan and the E.ON SAR Plan to be awarded for each executive based on the long-term awards for the 50th percentile of the Survey Group. The aggregate expected value of the awards is intended to approach the expected value of long-term incentives payable to executives in similar positions with companies in the 50th percentile of the Survey Group, depending upon achievement of targeted Company performance.

In 2003, the Compensation Group granted performance units under the Long-Term Plan to executive officers and senior management and stock appreciation rights (“SAR’s”) under the E.ON SAR Plan to executive officers.

The amounts of the executive’s long-term award to be delivered in SAR’s and performance units were 25% and 75% respectively.  Under the Long-Term Plan, the future value of grants of performance units is dependent upon company performance against a value-added target.  The ultimate value of the performance unit can range from 0% to 150% of grant. Under the E.ON SAR Plan, the amount paid to executives when they exercise their SAR’s, after satisfaction of vesting and performance criteria, is the difference between E.ON’s stock price at the time of exercise and the stock price at the time of issuance, multiplied by the number of SAR’s exercised.  The price at issuance is the average of the XETRA closing quotations for E.ON stock during the December prior to issuance.  The future value of the 2003 grants of SAR's was substantially dependent upon the changing value of E.ON shares in the marketplace.

No SAR’s were exercisable during 2003 as the two year vesting requirements had not been completed.   No regular payouts of performance units under the Long-Term Plan occurred during 2003 as the three-year performance periods had not been completed.

Other

In connection with the E.ON-Powergen merger, Messrs. Staffieri and McCall entered into amendments to their employment and severance agreements and the other named officers entered into new retention and severance agreements.

Chief Executive Officer Compensation

Mr. Victor A. Staffieri was appointed Chief Executive Officer of LG&E and KU effective May 1, 2001. Mr. Staffieri’s compensation was governed by the terms of an Employment and Severance Agreement entered into on February 25, 2000 as amended (including upon his appointment as Chief Executive Officer) (the “2000 Agreement”). The 2000 Agreement was for an initial term of two years commencing on December 11, 2000, with automatic annual extensions thereafter unless the Companies or Mr. Staffieri give notice of non-renewal.

The 2000 Agreement established the minimum levels of Mr. Staffieri’s base compensation, although the Chairman of E.ON AG retains discretion to increase such compensation. In the first quarter of 2003, the Compensation Group established Mr. Staffieri’s compensation and long-term awards using comparisons to relevant officers of companies in the Survey Group, including utilities, and survey data from various compensation consulting firms. Mr. Staffieri also received Company contributions to the savings plan, similar to those of other officers and employees. Details of Mr. Staffieri’s 2003 compensation are set forth below.

Base Salary.      Mr. Staffieri was paid a total base salary of $648,902 during 2003, pursuant to the 2000 Agreement, as amended. The Compensation Group, in determining Mr. Staffieri’s 2003 annual salary, including the minimum, considered his individual performance in the prior growth of LG&E Energy and the comparative compensation data described above.

Short-Term Incentives.      Mr. Staffieri’s short-term incentive target award as Chief Executive Officer was 70% of his 2003 base salary. As with other executive officers receiving short-term incentive awards, Mr. Staffieri was eligible to receive more or less than the targeted amount, based on Company performance and individual performance. His 2003 short-term incentive payouts were based 60% on achievement of Company Performance Award targets and 40% on achievement of Individual Performance Award targets.

For 2003, the Company Performance Award payout for Mr. Staffieri was 158% of target and 67% of his 2003 base salary and the Individual Performance Award payout was 170% of target and 48% of his 2003 base salary.  Mr. Staffieri’s Company Performance Award was based on LG&E Energy internal operating profit.  His Company Performance Award was calculated based upon annual Company performance as described under the heading “Short-Term Incentives.”  In determining the Individual Performance Award, the Compensation Group considered Mr. Staffieri’s effectiveness in several areas, including the financial and operational performance of LG&E Energy, LG&E, KU and other subsidiaries, Company growth and other measures.

Long-Term Incentive Grant.      In 2003, Mr. Staffieri received 851,681 performance units for the 2003-2005 performance period under the Long-Term Plan and 25,282 SAR’s under the E.ON SAR Plan. These amounts were determined pursuant to the terms of his 2000 Agreement, as amended, with an aggregate expected value representing approximately 175% of his base salary. The terms of the performance units and SAR’s for Mr. Staffieri are the same as for other executive officers, as described under the heading “Long-Term Incentives.”

Long-Term Incentive Payout.       As with other executive officers, no SAR’s were exercisable by Mr. Staffieri during 2003 as the two year vesting requirements had not been completed.  As with other executive officers, no regular payouts of performance units under the Long-Term Plan occurred during 2003 as the three-year performance periods had not been completed.

Other.     In 2003, Mr. Staffieri also received a bonus in connection with a 2002 amendment to his employment and severance agreement in the amount of $837,375, including interest.

Members of the Companies’ Boards of Directors

Victor A. Staffieri

John R. McCall

S. Bradford Rives

EXECUTIVE COMPENSATION AND OTHER INFORMATION

The following table shows the cash compensation paid or to be paid by LG&E, KU or LG&E Energy, as well as certain other compensation paid or accrued for those years, to the Chief Executive Officer and the next four highest compensated executive officers of LG&E and KU who were serving as such at December 31, 2003, as required, in all capacities in which they served LG&E Energy or its subsidiaries during 2001, 2002 and 2003:

SUMMARY COMPENSATION TABLE

						Long-Term Compensation
						Awards	Payouts
				Other Annual Comp. ($)		Restricted Stock Awards ($)	Securities Underlying Options/SAR (#) (1)	LTIP Payouts ($) (2)	All Other Compen- Sation ($)
	Annual Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)

Victor A. Staffieri	2003	648,902	741,340	39,461		—	25,282	0	902,945	(3)
Chairman of the Board,	2002	630,001	650,101	24,282		—	6,250	1,483,377	2,433,735	(4)
President and Chief Executive Officer	2001	555,769	529,330	45,704		—	51,011	0	1,811,703	(5)

John R. McCall	2003	389,475	313,933	198,681	(6)	—	8,671	0	47,529	(3)
Executive Vice President,	2002	363,975	251,543	144,756	(6)	—	3,611	401,580	1,390,557	(4)
General Counsel and Corporate Secretary	2001	383,365	242,104	8,732		—	14,786	0	463,793	(5)

S. Bradford Rives	2003	305,495	243,607	6,880		—	5,345	0	423,923	(3)
Chief Financial Officer	2002	280,019	180,145	6,616		—	2,877	204,450	486,491	(4)
	2001	235,000	131,342	6,595		—	7,554	0	390,335	(5)

Paul W. Thompson	2003	269,071	187,526	7,232		—	4,792	0	10,151	(3)
Senior Vice President -	2002	262,497	147,944	8,106		—	2,604	290,000	440,486	(4)
Energy Services	2001	245,193	142,650	9,970		—	10,714	0	436,152	(5)

Chris Hermann	2003	252,928	166,267	4,905		—	3,378	0	22,463	(3)
Senior Vice President	2002	246,748	129,505	7,892		—	2,448	204,450	228,722	(4)
Energy Delivery	2001	234,999	131,342	12,122		—	7,554	0	13,996	(5)

(1)                                  Amounts for years 2003 and 2002 reflect E.ON SAR Plan grants.  Amounts for year 2001 reflect options for Powergen ADS’s.

(2)                                  No payouts were made under the Long-Term Plan during years 2003 or 2002 as the three-year performance periods had not been completed.  Amounts for year 2002 reflect acceleration of open performance periods upon the change in control event resulting from the Powergen shareholders’ approval of the E.ON transaction.

(3)                                  Includes employer contributions to 401(k) plan, nonqualified thrift plan, employer paid life insurance premiums, vacation sell back, and retention payments in 2003 as follows: Mr. Staffieri $6,000, $32,970, $26,600, $0 and $837,375, respectively; Mr. McCall $5,775, $13,680, $20,583, $7,491 and $0,  respectively; Mr. Rives $3,229, $11,478, $1,042, $4,618 and $403,556, respectively; Mr. Thompson, $2,688, $5,384, $2,078, $0 and $0, respectively; and Mr. Hermann, $5,732, $5,886, 5,981, $4,864 and $0, respectively.  The retention payments above are discussed in the “Report Regarding Remuneration” and  “Employment Contracts and Termination of Employment Arrangements and Change in Control Provisions”.

(4)                                  Includes retention payments in 2002 as follows: Mr. Staffieri, $2,349,170; Mr. McCall, $1,346,416; Mr. Rives, $87,746; Mr. Thompson, $425,926; and Mr. Hermann, $211,342, respectively.

(5)                                  Includes retention payments in 2001 as follows: Mr. Staffieri, $1,719,884; Mr. McCall, $423,524; Mr. Rives, $382,393; Mr. Thompson, $405,860; and Mr. Hermann, $0, respectively.

(6)                                  Includes financial planning, automobile, spouse travel, dues, overseas compensation and tax payments in 2003 ($1,500, $4,000, $7,202, $0, $0 and $178,445) and 2002 ($2,000, $7,586, $50,589, $240, $36,398 and $48,143) respectively.

OPTION/SAR GRANTS TABLE

Option/SAR Grants in 2003 Fiscal Year

The following table contains information at December 31, 2003, with respect to grants of E.ON AG stock appreciation rights (SAR’s) to the named executive officers:

	Individual Grants				Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation For Option Term
	Number of Securities Underlying Options/SARs Granted (#) (1)	Percent of Total Options/SARs Granted to Employees in Fiscal Year(2)	Exercise Or Base Price ($/ Share)	Expiration Date			10%($)

Name					0%($)	5% ($)

Victor A. Staffieri	25,282	36.1%	43.99	12/31/2009	0	452,759	1,055,121
John R. McCall	8,671	12.4%	43.99	12/31/2009	0	155,283	361,876
S. Bradford Rives	5,345	7.6%	43.99	12/31/2009	0	95,720	223,069
Paul W. Thompson	4,792	6.9%	43.99	12/31/2009	0	85,817	199,990
Chris Hermann	3,378	4.8%	43.99	12/31/2009	0	60,494	140,978

(1)  E.ON SAR’s were awarded with an exercise price at issuance equal to the average XETRA closing quotations for E.ON stock during the December prior to issuance.  The SAR’s are exercisable over a seven-year period from their issuance date.

(2)  Represents percentage grants to LG&E Energy, LG&E and KU employees only.

OPTION/SAR EXERCISES AND YEAR-END VALUE TABLE

Aggregated Option/SAR Exercises in 2003 Fiscal Year

And FY-End Option/SAR Values

The following table sets forth information with respect to the named executive officers concerning the value of unexercised E.ON SAR’s held by them as of December 31, 2003:

Name	Shares Acquired On Exercise (#)(1)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at FY-End (#)(2) Exercisable/Unexercisable	Value of Unexercised In-The-Money Options/SARs at FY-End ($) Exercisable/Unexercisable

Victor A. Staffieri	0	0	0 / 31,532	0 / $640,924
John R. McCall	0	0	0 / 12,282	0 / $242,975
S. Bradford Rives	0	0	0 / 8,222	0 / $160,049
Paul W. Thompson	0	0	0 / 7,396	0 / $143,880
Chris Hermann	0	0	0 / 5,826	0 / $111,088

(1)           Amounts shown are E.ON SAR’s.  At December 31, 2003, no E.ON SAR’s were exercisable due to the two year vesting period from their 2002 or 2003 grant dates.

LONG-TERM INCENTIVE PLAN AWARDS TABLE

Long-Term Incentive Plan Awards in 2003 Fiscal Year

The following table provides information concerning awards of performance units made in 2003 to the named executive officers under the Long-Term Plan.

	Number of Shares, Units or Other Rights(1)	Performance or Other Period Until Maturation Or Payout	Estimated Future Payouts under Non-Stock Price Based Plans (number of shares) (1)

Name			Threshold(#)	Target(#)	Maximum(#)

Victor A. Staffieri	851,681	12/31/2005	425,841	851,681	1,277,522
John R. McCall	292,106	12/31/2005	146,053	292,106	438,159
S. Bradford Rives	180,090	12/31/2005	90,045	180,090	270,135
Paul W. Thompson	161,445	12/31/2005	80,723	161,445	242,168
Chris Hermann	113,816	12/31/2005	56,908	113,816	170,724

(1)            Amounts shown are awards of performance units under the Long-Term Plan during 2003.

Each performance unit awarded under the Long-Term Plan represented the right to receive an amount payable in cash on the date of payout. The amount of the payout is determined by the company performance over a three year cycle. For awards made in 2003, the Long-Term Plan awards were intended to reward executives on a three-year rolling basis dependent upon the achievement of a value-added target by LG&E Energy.

Pension Plans

The following table shows the estimated pension benefits payable to a covered participant at normal retirement age under LG&E Energy’s qualified defined benefit pension plans, as well as non-qualified supplemental pension plans that provide benefits that would otherwise be denied participants by reason of certain Internal Revenue Code limitations for qualified plan benefits, based on the remuneration that is covered under the plan and years of service with LG&E Energy and its subsidiaries:

2003 PENSION PLAN TABLE

	Years of Service
Remuneration	15	20	25	30 or more

$100,000	$43,348	$43,348	$43,348	$43,348
$200,000	$107,348	$107,348	$107,348	$107,348
$300,000	$171,348	$171,348	$171,348	$171,348
$400,000	$235,348	$235,348	$235,348	$235,348
$500,000	$299,348	$299,348	$299,348	$299,348
$600,000	$363,348	$363,348	$363,348	$363,348
$700,000	$427,348	$427,348	$427,348	$427,348
$800,000	$491,348	$491,348	$491,348	$491,348
$900,000	$555,348	$555,348	$555,348	$555,348
$1,000,000	$619,348	$619,348	$619,348	$619,348
$1,100,000	$683,348	$683,348	$683,348	$683,348
$1,200,000	$747,348	$747,348	$747,348	$747,348
$1,300,000	$811,348	$811,348	$811,348	$811,348
$1,400,000	$875,348	$875,348	$875,348	$875,348
$1,500,000	$939,348	$939,348	$939,348	$939,348
$1,600,000	$1,003,348	$1,003,348	$1,003,348	$1,003,348
$1,700,000	$1,067,348	$1,067,348	$1,067,348	$1,067,348
$1,800,000	$1,131,348	$1,131,348	$1,131,348	$1,131,348
$1,900,000	$1,195,348	$1,195,348	$1,195,348	$1,195,348

A participant’s remuneration covered by the Retirement Income Plan (the “Retirement Income Plan”) is his or her average base salary and short-term incentive payment (as reported in the Summary Compensation Table) for the five calendar plan years during the last ten years of the participant’s career for which such average is the highest. The years of service for each named executive employed by LG&E Energy at December 31, 2003 was as follows:  11 years for Mr. Staffieri; 9 years for Mr. McCall; 20 years for Mr. Rives; 12 years for Mr. Thompson; and 33 years for Mr. Hermann. Benefits shown are computed as a straight life single annuity beginning at age 65.

Current Federal law prohibits paying benefits under the Retirement Income Plan in excess of $160,000 per year. Officers of LG&E Energy, LG&E and KU with at least one year of service with an affiliated company are eligible to participate in LG&E Energy’s Supplemental Executive Retirement Plan (the “Supplemental Executive Retirement Plan”), which is an unfunded supplemental plan that is not subject to the $160,000 limit. Presently, participants in the Supplemental Executive Retirement Plan consist of all of the eligible officers of LG&E Energy, LG&E and KU. This plan provides generally for retirement benefits equal to 64% of average current earnings during the highest 36 consecutive months prior to retirement, reduced by Social Security benefits, by amounts received under the Retirement Income Plan and by benefits from other employers. As with all other officers, Mr. Staffieri participates in the Supplemental Executive Retirement Plan described above.

Estimated annual benefits to be received under the Retirement Income Plan and the Supplemental Executive Retirement Plan upon normal retirement at age 65 and after deduction of Social Security benefits will be $702,523 for Mr. Staffieri; $344,984 for Mr. McCall; $251,425 for Mr. Rives; $241,419 for Mr. Thompson; and $208,324 for Mr. Hermann.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT

ARRANGEMENTS AND CHANGE IN CONTROL PROVISIONS

In connection with the E.ON-Powergen merger, Messrs. Staffieri and McCall entered into amendments to their employment and severance agreements.  The original agreements, effective upon the LG&E Energy-Powergen merger for two year terms, contained change in control provisions and the benefits described below.  Pursuant to the amended agreements, Mr. Stafferi received certain retention payments in 2003, as described in the Report Regarding Renumeration and the Summary Compensation Table.

Under the terms of his revised employment and severance agreement, Mr. Staffieri is entitled to additional retention payments of $800,570, plus interest, on each of July 1, 2004 and January 1, 2005, (the two year and thirty month anniversaries of the E.ON-Powergen merger), which will initially be credited into a deferred compensation account and which will then be payable in a lump sum in cash, if Mr. Staffieri elects, upon (i) a termination of employment (other than by Mr. Staffieri without good reason), (ii) a change in control within 30 months of the E.ON-Powergen merger, or (iii) the respective first year, second year and thirty month anniversaries of the E.ON-Powergen merger, if Mr. Staffieri is still employed.  If during the term of his agreement, which is automatically extended for subsequent one year terms unless terminated upon 90 days notice, and within twenty four months following a change in control, Mr. Staffieri’s employment is terminated for reasons other than cause, disability or death, or for good reason, Mr. Staffieri shall be entitled to a severance amount equal to 2.99 times the sum of (1) his annual base salary and (2) his bonus or “target” award paid or payable.  If during the term of his agreement but prior to a change in control, Mr. Staffieri’s employment is terminated for reasons other than cause, disability or death, or for good reason, Mr. Staffieri will be entitled an amount equal to his annual base salary and target annual bonus.

Under the terms of his revised employment and severance agreement, if Mr. McCall is (a) employed by LG&E Energy or LG&E or any of their affiliates on July 1, 2004 or (b) terminated prior to July 1, 2004 for any reason other than by the employer for cause or by Mr. McCall without good reason; then in each case Mr. McCall is entitled to receive a lump sum cash payment equal to his annual salary plus target annual bonus.  If during the term of his agreement, which is automatically extended for subsequent one year terms unless terminated upon 90 days notice, and within twenty four months following a change in control or within forty-eight months of the E.ON- Powergen merger, Mr. McCall’s employment is terminated for reasons other than cause, disability or death, or for good reason, Mr. McCall shall be entitled to a severance amount equal to 2.99 times the sum of (1) his annual base salary and (2) his bonus or “target” award paid or payable, or, if within 48 months of the date of the E.ON-Powergen merger, 2.99 times the sum of (1) and (2).

In 2003, Mr. Rives became entitled to receive a scheduled retention payment of $355,078, plus interest, pursuant to the terms his retention agreement entered into at the time of the Powergen-LG&E Energy merger.  During 2002, in connection with the E.ON-Powergen merger, Messrs. Thompson, Rives and Hermann entered into new retention agreements under which these officers will be entitled to a payment equal to the sum of (1) his annual base salary and (2) his annual bonus or “target” award, in the event of their continued employment through the second anniversary of the E.ON-Powergen merger.  Messrs. Thompson, Rives and Hermann have also entered into change of control agreements with terms of 24 months, which provide that, in the event of termination of employment for reasons other than cause, disability or death, or for good reason within the 24 months following a change in control, these officers shall be entitled to a severance amount equal to 2.99 times the sum of (1) his annual base salary and (2) his bonus or “target” award paid or payable.

Pursuant to the employment and other agreements described above, payments may be made to executives which would equal or exceed an amount which would constitute a nondeductible payment pursuant to Section 280G of the Code, if any. Additionally, executives receive continuation of certain welfare benefits and payments in respect of accrued but unused vacation days and for out-placement assistance. A change in control encompasses certain merger and acquisition events, changes in board membership and acquisitions of voting securities.

EQUITY COMPENSATION PLAN INFORMATION

The executive officers of LG&E and KU do not participate in any compensation plans under which equity securities of LG&E, KU or any affiliate are authorized for issuance.

Report on 2003 Audit Committee Matters

The Board of Directors, consisting of three members, performed the functions of an Audit Committee (“Audit Committee”). The Audit Committee is governed by a charter adopted by the Board of Directors, which sets forth the responsibilities of the Audit Committee members.  The Audit Committee held one meeting during 2003.

The financial statements of Louisville Gas and Electric Company and Subsidiary and of Kentucky Utilities Company and Subsidiary are prepared by management, which is responsible for their objectivity and integrity.  With respect to the financial statements for the calendar year ended December 31, 2003, the Audit Committee reviewed and discussed the audited financial statements and the quality of the financial reporting with management and the independent accountants.  It also discussed with the independent accountants the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended, and received and discussed with the independent accountants the matters in the written disclosures required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees.

Based upon the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors the inclusion of the audited financial statements in Louisville Gas and Electric Company’s and Kentucky Utilities Company’s Annual Report on Form 10-K for the year ended December 31, 2003, for filing with the Securities and Exchange Commission.

The following information on independent audit fees and services is being provided in compliance with the Securities and Exchange Commission rules on auditor independence.

1.  PricewaterhouseCoopers LLP fees for the periods ended December 31, 2002 and December 31, 2003 are as follows:  (Certain amounts for 2002 have been reclassified to conform to 2003 presentation.)

	LG&E		KU
	2003	2002	2003	2002
• Audit Fees
• Audit Fees	$128,862	$47,500	$128,862	$47,500
• Regulatory Work	$4,665	—	$4,665	—
• Total Audit Fees	$131,527	$47,500	$133,527	$47,500
• Audit Related Fees
• Pension Plan Audits	$17,200	$17,000	$9,000	$8,600
• Comfort Letter Procedures	$51,154	$69,270	—	$22,220
• Total Audit Related Fees	$68,354	$86,270	$9,000	$30,820
• Tax Fees	—	—	—	—

• All Other Fees	—	—	—	—

2.     The Audit Committee considered whether the independent accountant’s provision of non-audit services is compatible with maintaining the accountant’s independence.

3.     The Audit Committee has been advised by PricewaterhouseCoopers LLP that hours expended on the audit engagement were entirely performed by PricewaterhouseCoopers’ personnel.

This report has been provided by the Board of Directors performing the functions of the Audit Committee.

Victor A. Staffieri, Chairman

John R. McCall

S. Bradford Rives

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING

LG&E and KU have in place procedures to assist its directors and officers in complying with Section 16(a) of the Exchange Act of 1934, which includes assisting the director or officer in preparing forms for filing.  However, due to administrative errors arising from the transition from overseas directors to US-based directors, two reports were filed late or omitted regarding personnel changes in November 2003 and January 2004.  All such errors related solely to entry or exit filings for individuals who had no holdings of or transactions in LG&E or KU securities.  Except as set forth above, based upon information provided to LG&E and KU by individual directors and officers, LG&E and KU believe that during the year ended December 31, 2003, all filing requirements have otherwise been complied with.

SHAREHOLDER PROPOSALS

Under LG&E’s By-laws, shareholders intending to nominate a director for election at the annual meeting must provide advance written notice. In general, such notice must be received by the Secretary of LG&E (a) not less than 90 days prior to the meeting date or (b) if the meeting date is not publicly announced more than 100 days prior to the meeting, by the tenth day following such announcement. Under KU’s s By-laws, shareholders intending to nominate a director for election at the annual meeting must provide advance written notice. In general, such notice must be received by the Secretary of KU (a) not less than 60 days prior to the meeting date or (b) if the meeting date is not publicly announced more than 70 days prior to the meeting, by the tenth day following such announcement.

To be proper, written notice must generally include (a) the name and address of the stockholder and of each nominee, (b) a representation that the stockholder is a holder of record entitled to vote at such meeting and intends to appear in person or by proxy, (c) a description of all arrangements between the stockholder and each nominee, (d) such other information regarding each nominee as would be required to be included in a proxy statement under the Securities and Exchange Commission rules had the nominee been nominated by the Board and (e) the consent of the each nominee to serve if elected.  LG&E proponents must also include the class and number of shares beneficially owned by the proponent.  Proposals not properly submitted will be considered untimely.

SHAREHOLDER COMMUNICATIONS

Shareholders can communicate with our Board by submitting a letter or writing addressed to a director care of:  John R. McCall, Secretary, Louisville Gas and Electric Company/Kentucky Utilities Company, P.O. Box 32102, 220 West Main Street, Louisville, KY  40232. The Secretary may initially review communications with directors and transmit a summary to the directors, but has discretion to exclude from transmittal any communications that are commercial advertisements or other forms of solicitation or individual service or billing complaints (although all communications are available to the directors upon request). The Secretary will forward to the directors any communications raising substantial issues.

We encourage all directors to attend our annual meeting. Two of our three directors were in attendance at the annual meeting in 2003.

APPENDIX A

LOUISVILLE GAS AND ELECTRIC COMPANY

AND

KENTUCKY UTILITIES COMPANY

AUDIT COMMITTEE CHARTER

Mission Statement

The Audit Committee (the “Committee”) is a Committee, respectively, of the Boards of Directors (each, separately, the “Board”) of Louisville Gas and Electric Company and of Kentucky Utilities Company (each, separately, the “Company”).  Its primary function is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information provided to shareholders and others, the systems of internal controls which management and the Board of Directors have established and the audit process. Although operating as a combined Committee, actions of the Committee related to an individual Company only are applicable to such Company only, as appropriate.

Composition

The Committee will be composed of at least three members of the Board of Directors who shall serve at the pleasure of the Board.  In the event that the Board of Directors does not appoint a Committee, the functions of the Committee shall be performed by the Board of Directors or its members.

Audit Committee members will be appointed by the Board of Directors. One of the members will be designated as the Committee’s Chairman.  The Chairman will preside over the Committee meetings and report Committee actions to the Board of Directors.

Meetings

The Committee will meet on a regular basis and will call special meetings as circumstances require.  It will meet privately with the Director of Audit Services and the independent public accountant in separate executive sessions to discuss any matters that the Committee, the Director of Audit Services, or the independent accountant believes should be discussed privately. The Committee may ask members of management or others to attend meetings and provide pertinent information, as necessary.

Responsibilities

1.               Provide an open avenue of communication between the internal auditors, the independent accountant, and the Board of Directors.

2.               Review and update, where appropriate, the Committee’s charter annually.

3.               Recommend to the Board of Directors on an annual basis the independent accountant to be nominated, approve the compensation of the independent accountant, and review and approve the discharge of the independent accountant.  The independent accountant is ultimately responsible to the Board of Directors and the Audit Committee.

4.               Pre-approve the audit and non-audit services performed by the independent accountant as prescribed under the Sarbanes-Oxley Act of 2002, and related regulations of the Securities and Exchange Commission.

5.               Review and concur in the appointment, replacement, reassignment or dismissal of the Director of Audit Services.

6.               Require the independent accountant to submit to the Committee on a periodic basis a formal written statement regarding independence of such independent accountant and all facts and circumstances relevant thereto; discuss with the independent accountant its independence; confirm and assure the independence of the Audit Services

Department and the independent accountant, including a review of management consulting services and related fees provided by the independent accountant; and recommend to the Board of Directors actions necessary to ensure independence of the Audit Services Department and the independent accountant.

7.               Inquire of management, the Director of Audit Services, and the independent accountant about significant risks or exposures and assess the steps management has taken to minimize such risk to the Company.

8.               Approve the annual audit plan and review the three-year plan of the internal auditing function. Review the independent accountant’s proposed audit plan, including coordination with Audit Services’ annual audit plan.

9.               Review with the Director of Audit Services and the independent accountant the coordination of audit effort to assure completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.

10.   Consider with management and the independent accountant the rationale for employing audit firms other than the principal independent accountant.

11.         Consider and review with the independent accountant and the Director of Audit Services:

a.               The adequacy of the Company’s internal controls, including computerized information system controls and security, and

b.              Any related significant issues identified by the independent accountant and Audit Services, together with management’s responses thereto.

12.         Review with management and the independent accountant at the completion of the annual audit:

a.               The Company’s annual financial statements and related footnotes;

b.              The independent accountant’s audit of the financial statements and the report thereon;

c.               The independent accountant’s judgment about the quality and appropriateness of the Company’s accounting principals as applied to its financial reporting;

d.              Any significant changes required in the independent accountant’s audit plan and scope;

e.               Any serious difficulties or disputes with management encountered during the course of the audit; and

f.                 Other matters related to the conduct of the audit which are to be communicated to the Committee under generally accepted auditing standards.

13.         Review with management such appropriate notices or reports as may be required to be filed on behalf of the Committee with the regulatory authorities, exchanges or included in the Company’s proxy materials or otherwise, pursuant to law or exchange regulations.

14.         Consider and review with management and the Director of Audit Services:

a.               Any difficulties encountered in the course of their audits, including any restrictions on the scope of their work or access to required information;

b.              Any significant changes required in their audit plan;

c.               Any significant audit findings and management’s responses thereto;

d.              The Audit Services Department staffing and staff qualifications; and

e.               The Audit Services Department charter.

15.         Review with the Director of Audit Services the results of the annual Code of Business Conduct questionnaire.

16.   Review legal and regulatory matters that may have a material impact on the financial statements, related Company compliance policies and programs, and reports received from regulators.

17.   Report Committee actions to the Board of Directors with such recommendations as the Committee may deem appropriate.

18.   Conduct or authorize investigations into any matters within the Committee’s scope of responsibilities, and retain independent counsel, accountants or others to assist it in the conduct of any investigation.

19.   Assume such other duties and considerations as may be delegated to the Committee by the Board of Directors, or required of the Committee upon the request of the Board of Directors from time to time pursuant to a duly adopted resolution of the Board of Directors.